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As filed with the Securities and Exchange Commission on January 13, 2004

Registration No. 333-110553

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CACHE, INC.
(Exact name of registrant as specified in its charter)

FLORIDA	59-1588181
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1440 BROADWAY
NEW YORK, NEW YORK 10018
(212) 575-3200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

BRIAN WOOLF
CHIEF EXECUTIVE OFFICER
CACHE, INC.
1440 BROADWAY
NEW YORK, NEW YORK 10018
(212) 575-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

MICHAEL R. LITTENBERG, ESQ.	NEIL GOLD, ESQ.
SCHULTE ROTH & ZABEL LLP	FULBRIGHT & JAWORSKI L.L.P.
919 THIRD AVENUE	666 FIFTH AVENUE
NEW YORK, NY 10022	NEW YORK, NY 10103
PHONE: (212) 756-2000	PHONE: (212) 318-3000
FAX: (212) 593-5955	FAX: (212) 318-3400

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. /x/

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state in which the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2004

2,000,000 Shares
Common Stock

We are offering 200,000 shares of common stock, and the selling stockholders identified in this prospectus are selling 1,800,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. Some of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares to cover over-allotments, if any.

Our common stock is listed on the Nasdaq Stock Market under the symbol "CACH." The last reported sale price on January 9, 2004 was $19.99 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Piper Jaffray
Brean Murray & Co., Inc.
First Albany Capital

The date of this prospectus is                           , 2004

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" included in this prospectus. Unless otherwise provided, references to "we," "us" and "our" refer to Cache, Inc. and references to "you" refer to prospective investors in our common stock.

Our Company

        We are a nationwide, mall-based specialty retailer of sophisticated, social occasion sportswear and dresses targeting style-conscious women between the ages of 25 and 55. We own and operate two separate store concepts, Cache and Lillie Rubin, each of which carries its own distinctive branded merchandise. We believe the appeal of our merchandise is enhanced through the intimate boutique-like environment we offer to our customers. This environment is achieved through a high level of customer service combined with our smaller store format, which averages approximately 2,000 square feet. As of January 9, 2004, we operated 255 stores primarily situated in central locations in high traffic, upscale malls.

        Cache.  Cache targets women between the ages of 25 and 45 through its differentiated merchandising mix and exciting store environment. The Cache brand appeals to a woman who has a youthful attitude, is self-confident and fashion-conscious, and requires a missy fit. While eveningwear has been Cache's hallmark, its day-into-evening sportswear and casual dress assortments serve as complementary product lines. Cache also offers its customers a variety of accessories to complement their social occasion dressing. For the 39 week period ended September 27, 2003, sportswear accounted for 63.6%, dresses for 27.9% and accessories for 8.5% of Cache's net sales. Within the Cache line, price points generally range from $60 for casual separates to $375 for eveningwear. As of January 9, 2004, we operated 227 Cache stores in 42 states and Puerto Rico.

        Lillie Rubin.  Lillie Rubin stores offer a more sophisticated line of social occasion apparel targeting women between the ages of 35 and 55. The sophistication of our Lillie Rubin apparel appeals to women seeking more mature designs and classic styles. Historically, Lillie Rubin has been known for its elegant eveningwear. In the spring of 2002, we launched a new day-into-evening sportswear collection in all of our Lillie Rubin stores. The two lines of apparel have proven to be complementary and have helped to broaden Lillie Rubin's customer base. For the 39 week period ended September 27, 2003, sportswear accounted for 45.1%, dresses for 49.5% and accessories for 5.4% of Lillie Rubin's net sales. With a slightly older and more established customer base, price points for Lillie Rubin apparel generally range from $85 for casual separates to $600 for eveningwear. As of January 9, 2004, we operated 28 Lillie Rubin stores in 14 states.

Other Company Information

        We were formed as a Florida corporation in 1975. Our executive offices are located at 1440 Broadway, New York, New York, 10018, and our telephone number is (212) 575-3200. Our website address is www.cache.com. The information contained on our website is not a part of this prospectus.

        Our logos are our registered trademarks. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

Recent Developments

        On January 7, 2004, we reported that our comparable store sales for stores open at least one year or more had increased 4% during the thirteen-week period ended December 27, 2003 as compared to the same period in 2002 and 3% during the fifty-two week period ended December 27, 2003 as compared to fiscal 2002. In addition, we reported that our sales were $64.6 million in the thirteen week period ended December 27, 2003, compared to $58.5 million for the same period in 2002, and $215.6 million for the fifty-two week period ended December 27, 2003 compared to $199.4 million for the same period in 2002.

Business Strategy

        We differentiate ourselves from other mall-based specialty retailers of women's apparel and department stores by serving a specific market niche: social occasion apparel with a missy fit. The Cache and Lillie Rubin woman seeks apparel that is both eye-catching and alluring yet tasteful and age-appropriate. Our ability to merchandise apparel that appeals to these customers and at the same time provides a proper missy fit is our greatest competitive advantage. We capitalize on this advantage through our ability to:

  •
  Target a highly desirable market;

  •
  Preserve distinct but complementary brand images;

  •
  Provide a boutique environment;

  •
  Maintain a balance between sportswear and dress businesses;

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  Enhance merchandising speed and flexibility; and

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  Execute with a proven management team.

Growth Strategy

        Our main objective is to capitalize on our distinct brand identities and differentiated merchandise offerings to accelerate our growth. We intend to do so through:

  •
  New unit expansion and remodeling;

  •
  Enhancing brand recognition; and

  •
  Further improving profitability.

The Offering

Common stock offered by us	200,000 shares
Common stock offered by the selling stockholders	1,800,000 shares
Common stock to be outstanding after this offering	10,181,150 shares
Use of proceeds
We expect to use our net proceeds from this offering for general corporate purposes, including new store openings and working capital. We will not receive any proceeds from the sale of common stock offered by the selling stockholders.
Nasdaq Stock Market symbol	CACH

        The number of shares of common stock to be outstanding after this offering is based on 9,981,150 shares of common stock outstanding as of January 9, 2004. An additional 1,343,000 shares of common stock issuable upon the exercise of stock options outstanding as of January 9, 2004, with a weighted average exercise price of $12.85 per share are not included in the share numbers above.

        Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial and Operating Data
(In thousands, except per share and operating data)

        The following table summarizes our consolidated financial data and operating data. We operate on a 52- or 53-week fiscal year ending on the Saturday closest to December 31st. Our fiscal quarters consist of three accounting periods of 13 weeks each and a final period of 13 or 14 weeks. In this prospectus, fiscal 2000 ended on December 30, 2000, fiscal 2001 ended on December 29, 2001 and fiscal 2002 ended on December 28, 2002.

	52 Weeks Ended				39 Weeks Ended
	December 30, 2000	December 29, 2001		December 28, 2002	September 28, 2002	September 27, 2003
Operating Results
Net sales	$176,470	$179,899		$199,423	$140,926	$151,006
Gross profit	59,022	63,553		83,723	58,266	64,914
Store operating expenses	47,828	51,289		57,220	41,469	45,817
General and administrative expenses	9,481	8,929		12,190	9,245	9,913
Operating income	1,713	3,335		14,313	7,552	9,184
Other income (net)	24	1,858	(1)	260	195	206
Income before income taxes	1,737	5,193		14,573	7,747	9,390
Net income	$1,103	$3,298		$8,941	$4,919	$5,796

Earnings per share
Basic earnings per share	$0.12	$0.36		$0.98	$0.54	$0.62
Diluted earnings per share	$0.12	$0.36		$0.93	$0.51	$0.60
Weighted average shares outstanding
Basic	9,091	9,091		9,100	9,100	9,348
Diluted	9,224	9,229		9,632	9,623	9,633
Selected Operating Data
Number of stores open at end of period	215	222		234	227	244
Average sales per square foot(2)	$409	$408		$438	$312	$319
Comparable store sales increase(3)	3%	0%		7%	7%	3%

        The following table summarizes our balance sheet data at September 27, 2003:

  •
  on an actual basis and

  •
  as adjusted to reflect our sale of the 200,000 shares offered by us at an assumed public offering price of $19.99 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	September 27, 2003
	Actual	As Adjusted
Balance Sheet Data
Working capital	$36,860	$40,283
Total assets	87,223	90,646
Total long-term debt	—	—
Stockholders' equity	59,669	63,092

(1)
Other income in fiscal 2001 included $1.5 million from the settlement of a trademark litigation claim undertaken against a third party, net of professional fees related to the lawsuit.
(2)
Average sales per square foot are calculated by dividing net sales by the weighted average store square footage.
(3)
Comparable store sales data are calculated based on the net sales of stores open at least 12 full months at the beginning of the period for which the data are presented.

RISK FACTORS

        You should carefully consider the following risks before making an investment in our common stock. Any of the following risks could seriously harm our business, financial condition or results of operations. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus.

Risks Related to Our Business and Industry

Our success depends on our ability to respond rapidly to ever-changing fashion trends and customer demands.

        Customer tastes and fashion trends change rapidly. Our success depends in large part on our ability to anticipate the fashion tastes of our customers, to respond to changing fashion tastes and consumer demands, and to translate market trends into fashionable merchandise on a timely basis. If we are unable to anticipate, identify or react to changing styles or trends, our sales may decline and we may be faced with excess inventories. If this occurs, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory. This could also cause us to miss opportunities. Both of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, if we miscalculate fashion tastes and our customers come to believe that we are no longer able to offer fashions that appeal to them, our brand image may suffer.

Our growth will depend on our ability to successfully open and operate new stores. This may strain our ability to manage our business.

        Our growth strategy depends on our ability to open and operate new stores on a profitable basis. Opening new stores is dependent on a variety of factors including our ability to:

  •
  identify suitable markets and sites for store locations,

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  negotiate acceptable lease terms,

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  hire, train and retain competent store personnel,

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  maintain a proportion of new stores to mature stores that does not harm existing sales,

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  foster current relationships and develop new relationships with vendors that are capable of supplying an increasing volume of merchandise,

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  manage inventory effectively to meet the needs of new and existing stores on a timely basis and

  •
  expand our infrastructure to accommodate growth.

        We opened 10 new stores in fiscal 2001, 13 new stores in fiscal 2002 and 24 new stores during fiscal 2003. Additionally, we plan to open approximately 45 new stores in fiscal 2004. We intend to continue to open a significant number of new stores in future years and to remodel many of our existing stores as their leases come up for renewal. Our proposed expansion will place demands on our operational, managerial and administrative resources. These increased demands could have a material adverse effect on our ability to manage our business. Since we plan to open more stores in fiscal 2004 and beyond than we have in prior years, our resources may come under greater strain and may prove to be inadequate. If we are unable to open new stores or remodel our existing stores as planned, it could have a negative impact on our financial performance.

New stores may not be commercially successful and this may adversely affect our results of operations.

        Even if we are able to open new stores as planned, some of our newly opened stores may not be profitable, possibly resulting in their closure at a significant cost to us or a material adverse effect on our results of operations. Despite past achievements in a particular geographic region, our new stores may not succeed, regardless of location.

Our expansion into new markets could adversely affect our results of operations.

        Some of our new stores will be opened in areas of the United States in which we currently have few or no stores. The expansion into new markets may present competitive, merchandising and administrative challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business, financial condition and results of operations. To the extent our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

Fluctuations in comparable store sales and quarterly results of operations could cause the price of our common stock to decline substantially.

        Our quarterly results of operations for our individual stores have fluctuated in the past and will continue to fluctuate in the future. Since the beginning of fiscal 2000, our quarterly comparable store sales have ranged from an increase of 8% to a decrease of 5%. We cannot assure you that we will be able to increase comparable store sales in the future over any given period. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

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  fashion trends,

  •
  calendar shifts of holiday or seasonal periods,

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  the effectiveness of our inventory management,

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  changes in our merchandise mix,

  •
  the timing of promotional events,

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  weather conditions,

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  changes in general economic conditions and consumer spending patterns and

  •
  actions of competitors or mall anchor tenants.

        If our future comparable store sales fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially.

Our success depends in part on the efforts of our management team.

        Our success in implementing our business and growth strategies depends on the abilities and experience of our management team. If we were to lose the services of one or more members of this team, and in particular the services of Brian Woolf, our Chief Executive Officer, we may be unable to find a suitable replacement on a timely basis. This in turn could adversely affect our business, financial condition and results of operations.

        Additionally, some members of our management team recently joined us and have been working together for a relatively short amount of time. It is possible that we will be unable to integrate the new members of our management to effectively and efficiently run our business. If we are unable to do so, it could frustrate the execution of our business strategy and hurt our profitability.

We may be adversely impacted at any time by a significant number of competitors.

        The women's apparel market is highly competitive, fragmented and characterized by low barriers to entry. We compete against a diverse group of retailers, including traditional department stores, national and local specialty retail stores, Internet-based retailers and mail order retailers. Many of our competitors, particularly traditional department stores and national specialty retail stores, are larger and have greater resources to expend on marketing and advertising campaigns. In addition, many of these competitors are already established in markets that we have not yet penetrated and have greater name recognition in general. We cannot assure you that we will continue to be successful in competing against existing or future competitors. Our expansion into markets served by our competitors or entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

Our sales fluctuate on a seasonal basis and are sensitive to economic conditions and consumer spending patterns, leaving our operating results particularly susceptible to changes in shopping patterns.

        Our net sales and net income are generally highest each year during our fourth fiscal quarter (October, November and December) and lowest in our third fiscal quarter (July, August and September). Sales during any period cannot be used as an accurate indicator of our annual results. Any significant decrease in sales during the fourth quarter in a given year would hurt our profitability.

        Our business is also sensitive to changes in overall economic conditions and consumer spending patterns. Our growth, sales and profitability may be adversely affected by unfavorable local, regional, national or international economic conditions, including the effects of war, terrorism or the threat of these events.

We rely on a relatively small number of vendors, and our success depends on maintaining good relationships with these vendors to source our products.

        For fiscal 2002, we purchased approximately 36% of our merchandise from our five largest vendors, with approximately 18% being purchased from one vendor. Our five largest vendors accounted for approximately 46% of our purchases in the first 39 weeks of fiscal 2003, and our largest vendor accounted for 23% of our purchases during this period. The terms of our relationships with our vendors generally are not contractual and do not assure adequate supply or pricing on a long-term basis. If one or more of these vendors ceased to sell to us or significantly altered the terms of our relationship, we may be unable to obtain merchandise in a timely manner, in the desired styles, fabrics or colors, or at the prices and volumes we need. This could hurt our sales and our ability to respond to changing fashion trends. In addition, we have been reducing the number of vendors with which we do business and anticipate continuing this process. As we continue to do so, the risks associated with a vendor ceasing to sell to us may increase.

Some of our merchandise purchased from domestic vendors is produced in foreign facilities. This subjects us to the risks of international trade.

        Many of our domestic vendors utilize overseas production facilities. To the extent that our domestic vendors rely on overseas sources for a significant portion of their materials or products, any event causing a disruption of imports, including financial or political instability or trade restrictions in the form of tariffs or quotas or both, could negatively affect our business. These adverse impacts may include an increased cost to us, reductions in the supply of merchandise or delays in our manufacturing lead time.

We rely on third parties to distribute our merchandise. If these third parties do not adequately perform this function, our business would be disrupted.

        The efficient operation of our business depends on the ability of our vendors to ship merchandise through third party carriers, such as United Parcel Service, directly to our individual stores. These carriers typically employ personnel represented by labor unions and have experienced labor difficulties in the past. Due to our reliance on these parties for our shipments, interruptions in the ability of our vendors to ship our merchandise or the ability of carriers to fulfill the distribution of merchandise to our stores could adversely affect our business, financial condition and results of operations.

Our ability to attract new customers to our stores depends heavily on the success of the shopping malls in which we are located.

        All but a few of our existing stores are located in shopping malls. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls, or the success of individual shopping malls. A significant decrease in shopping mall traffic would have a material adverse effect on our results of operations.

We may be unable to protect our trademarks and other intellectual property rights.

        We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. There can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights, and we may be unable to successfully resolve those types of conflicts to our satisfaction.

Risks Related to Arthur Andersen LLP

We have been unable to obtain any required consents from our former independent public accountants, Arthur Andersen LLP. It is unlikely you would be able to recover damages from them.

        In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. and subsequently ceased conducting business. In order to incorporate by reference audited financial statements in a registration statement, we are required to obtain a consent from the independent public accountants who reported on the financial statements. Arthur Andersen cannot provide consents to incorporate by reference in our registration statement financial statements reported on by them. The report covering the financial statements for our 2000 fiscal year was previously issued by Arthur Andersen and has not been reissued by them. Because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 of the Securities Act for material misstatements or omissions, if any, in the registration statement and prospectus, including the financial statements incorporated by reference covered by their previously issued reports. Since Arthur Andersen has ceased conducting business, it is unlikely you would be able to recover damages from Arthur Andersen for any claim against them.

Risks Related to This Offering

Our share price may be volatile and could decline substantially.

        The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

  •
  periodic variations in the actual or anticipated financial results of our business or other companies in the retail industry,

  •
  downward revisions in securities analysts' estimates,

  •
  material announcements by us or our competitors,

  •
  public sales of a substantial number of common shares following this offering and

  •
  adverse changes in general market conditions or economic trends.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.

Many factors can affect our business, financial condition and results of operations, and this makes the prediction of our financial results difficult. These factors include:

  •
  the timing of new store openings and net sales contributed by new stores,

  •
  increases or decreases in comparable store sales,

  •
  the timing of holidays,

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  changes in our merchandise,

  •
  general economic, industry and weather conditions that affect consumer spending and

  •
  the actions of our competitors.

        In the past, companies that have experienced volatility in the market price of their shares have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources, thus harming our business.

Shares eligible for public sale after this offering could adversely affect our stock price.

        The market price for our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Of the estimated 10,181,150 shares that will be outstanding following the completion of this offering:

  •
  7,703,757 shares generally will be freely tradable in the public market, including all of the 2,000,000 shares offered under this prospectus,

  •
  approximately 2,477,393 additional shares may be sold after the expiration of the 90-day lock-up agreements entered into by our officers (other than Mr. Desjardins and Ms. McNeal), directors (other than Messrs. Schrader and Mintz) and the selling stockholders in this offering, subject to compliance with the volume limitations and other restrictions of Rule 144 and

  •
  1,343,000 additional shares will be eligible for issuance pursuant to options presently outstanding under our existing stock option plans, which shares we anticipate will be freely tradable once issued.

Provisions of our governing documents and Florida law could discourage acquisition proposals or delay a change in our control, and this may adversely affect the market price of our common stock or deny our stockholders a chance to realize a premium on their shares.

Our certificate of incorporation and by-laws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to our stockholders:

  •
  our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without further stockholder approval and

  •
  there are limitations on who can call special meetings of stockholders.

        In addition, provisions of Florida law and our stock option plans may also discourage, delay or prevent a change in control of our company or unsolicited acquisition proposals.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue" or the negative of these terms or other comparable terminology. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors" and "Business" and in other sections of this prospectus that contain forward-looking statements. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks, uncertainties and assumptions. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of 200,000 shares of our common stock in this offering of approximately $3.4 million, based on an assumed public offering price of $19.99 and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders.

        We expect to use the net proceeds from this offering, together with our current available cash, to fund the net costs of new store openings, currently estimated at $16,000,000 for fiscal 2004. Pending our use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

        Our common stock is quoted on the Nasdaq Stock Market under the symbol "CACH." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal Year Ending January 1, 2005
First Fiscal Quarter (through January 9, 2004)	$21.28	$18.75
Fiscal Year Ending December 27, 2003
First Fiscal Quarter	$14.57	$10.05
Second Fiscal Quarter	15.31	7.62
Third Fiscal Quarter	22.40	14.71
Fourth Fiscal Quarter	27.33	19.11
Fiscal Year Ending December 28, 2002
First Fiscal Quarter	$7.94	$3.40
Second Fiscal Quarter	18.45	6.26
Third Fiscal Quarter	18.15	9.25
Fourth Fiscal Quarter	15.05	10.29

        On January 9, 2004, the last reported sale price of our common stock on the Nasdaq Stock Market was $19.99 per share. As of January 9, 2004, we had approximately 325 stockholders of record.

DIVIDEND POLICY

        We have never paid any cash dividends with respect to our common stock and currently do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings for use in the operation and expansion of the business.

CAPITALIZATION
(In thousands, except share and per share amount)

        The following table summarizes our balance sheet data as of September 27, 2003. This balance sheet data is presented on an actual basis and as adjusted basis to give effect to the sale of 200,000 shares of common stock by us in this offering at an assumed public offering price of $19.99 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

        The shares of common stock below reflected in stockholders' equity exclude shares of common stock issuable and reserved for future issuance under our option plans. The information in this table is unaudited, and you should read this table in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus.

	September 27, 2003
	Actual	As Adjusted

Cash, equivalents and marketable securities	$28,130	$31,553

Long-term debt	—	—

Stockholders' equity:
Common stock, par value $0.01 per share; 20,000,000 shares authorized; 9,949,650 issued and outstanding, actual; and 10,149,650 issued and outstanding, as adjusted	99	101
Additional paid-in capital	28,182	31,603
Retained earnings	31,388	31,388

Total stockholders' equity	59,669	63,092

Total capitalization	$59,669	$63,092

BUSINESS

        We are a nationwide, mall-based specialty retailer of sophisticated, social occasion sportswear and dresses targeting style-conscious women. We own and operate two separate store concepts, Cache and Lillie Rubin, each of which carries its own distinctive branded merchandise. Cache targets women between the ages of 25 and 45 who have a youthful attitude, are self-confident and fashion-conscious, and require a missy fit. Lillie Rubin stores offer a more sophisticated line of social occasion apparel targeting women between the ages of 35 and 55.

        Both store concepts focus on social occasion dressing designed for contemporary women who take pride in their appearance, whether they are out for a casual lunch or at a black tie affair. Our Cache and Lillie Rubin lines extend from elegant eveningwear to our distinctive day-into-evening sportswear, which encompasses a variety of chic tops, bottoms and dresses versatile enough to be worn during the day or evening. We believe the appeal of our merchandise is enhanced through the intimate boutique-like environment we offer to our customers. This environment is achieved through a high level of customer service combined with our smaller store format, which averages approximately 2,000 square feet. As of January 9, 2004, we operated 227 Cache and 28 Lillie Rubin stores primarily situated in central locations in high traffic, upscale malls throughout the United States.

History

        The first Cache store was opened in 1975 in Florida as a couture boutique. From 1986 until 2000, Cache grew under the ownership of the Saul family, expanding from 29 stores to 183 stores at the end of 1999. In addition, in 1998 we acquired the 12-store Lillie Rubin chain and grew it to 18 stores by the end of 1999. By mid-2000, we recognized the need to bring in a more seasoned executive to lead us through our next phase of growth. In October 2000, we hired Brian Woolf as our Chief Executive Officer. Mr. Woolf recognized the significant opportunity to build upon a distinctive brand and market niche. He immediately embarked on a series of strategic initiatives to accelerate growth and enhance profitability. These initiatives included:

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  hiring several new members of management, all of whom have extensive retail experience,

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  re-launching the Cache brand through a national advertising campaign,

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  transitioning the merchandise mix to an exclusively Cache and Lillie Rubin branded line of apparel,

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  introducing our day-into-evening sportswear line in Lillie Rubin,

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  developing a more modern and flexible store format and

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  significantly reducing the number of stock keeping units and vendors.

        As a result of these initiatives, comparable stores sales have increased from 0% in fiscal 2001 to 7% in fiscal 2002 and gross margins increased from 35.3% to 42.0% during that same time period. Comparable store sales increased 3% during the 39 week period ended September 27, 2003, as compared to the same period in 2002, and increased 7% during the 13 week period ended September 27, 2003, as compared to the same period in 2002.

Business Strategy

        We differentiate ourselves from other mall-based specialty retailers of women's apparel and department stores by serving a specific market niche: social occasion apparel with a missy fit. Our target customers desire to feel attractive and be admired by others, irrespective of the actual event for which they are dressing. For them, social occasion dressing relates more to an attitude than a specific type of event. For example, a woman may wear our sportswear to a picnic or out shopping when she wants to feel and look her best. Regardless of the reason for a purchase, the Cache and Lillie Rubin woman seeks apparel that is both eye-catching and alluring yet tasteful and age-appropriate. Our ability to merchandise apparel that appeals to these customers and at the same time provides a proper missy fit is our greatest competitive advantage. We capitalize on this advantage through our ability to:

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  Target a Highly Desirable Market. Our target market comprises women between the ages of 25 and 55 with higher income levels. As compared to other demographics, the shopping options for these customers tend to be limited to either large department stores or highly specialized boutiques, particularly for social occasion dressing. We believe that this creates a significant opportunity for us to attract those customers seeking a more intimate shopping experience and higher levels of customer service.

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  Preserve Distinct but Complementary Brand Images. Cache and Lillie Rubin are two distinct brands with their own individual styles. Each has its own feel with Cache appealing to a more fashion-conscious, youthful woman and Lillie Rubin appealing to a more sophisticated, mature customer. To support these brand images, the average price point at Lillie Rubin is typically 25% to 30% higher than that at Cache. In addition to merchandise assortment and price point, the two brand identities remain separate through our marketing and advertising campaigns as well as in-store visual displays. Lastly, all apparel in our stores is branded under the respective Cache and Lillie Rubin names. While their assortments and images differ, these concepts are complementary. We have found that in malls containing both Cache and Lillie Rubin stores, many of our customers shop in both stores during the same mall visit. As a result, we strategically place our Lillie Rubin stores in the same malls where Cache stores are located.

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  Provide a Boutique Environment. We believe that our discerning target customer enjoys an intimate boutique atmosphere and provide this environment through a variety of means. First, our smaller store format ensures a more intimate feel. Second, we offer highly personalized customer service. Our level of staffing and smaller store format enable our staff to be highly visible and accessible. In addition, we have built a detailed customer database from our point-of-sale system over the past 11 years, enabling us to hold special events, offer rewards and send targeted mailings to our preferred customers. Our salespeople can quickly access all historical purchasing data on a customer and become familiar with her preferences. Third, we offer our customers a variety of additional conveniences to enhance their overall shopping experience. For example, our special order system allows a customer to receive an item overnight from another store. Similarly, a customer may make an appointment on our website for a personalized style consultation or fitting at a store near her.

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  Maintain Balance between Sportswear and Dress Businesses. We seek to preserve a balance between our sportswear and dresses. Our dress and eveningwear business has a highly loyal customer base of women who make Cache and Lillie Rubin destination stores for their special occasion purchases. In addition, the dress business provides strong, reliable sales during the spring and holiday seasons and enables us to leverage our deep expertise in eveningwear to design our popular day-into-evening sportswear line, which represents a large percentage of our sales. Our sportswear provides a more consistent stream of sales throughout the year and attracts a broader customer base. Both businesses help to differentiate us from other mall-based women's specialty retailers and are important parts of our overall strategy.

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  Enhance Merchandising Speed and Flexibility. Virtually all of our merchandise is purchased from domestic vendors. This provides us with a number of competitive advantages. We have focused on relationships with a select number of key suppliers and work closely with them to design and manufacture apparel to be sold under our Cache and Lillie Rubin brands. By collaborating with our domestic vendors, we enjoy short lead times of four to 12 weeks, enabling us to respond rapidly to changes in sell-through trends and to conduct frequent test-and-order cycles prior to broad merchandise introductions. In addition, our suppliers drop ship all merchandise directly to our stores, further increasing delivery speed and reducing inventory risk. This drop ship system is supplemented by an automated special order system that allows us to efficiently ship merchandise between stores if necessary.

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  Execute with Proven Management Team. Our senior management has extensive industry expertise in all areas of specialty retailing. Brian Woolf, our Chief Executive Officer, has over 30 years of industry experience, most recently in senior management at The Limited. Tom Reinckens, our President and Chief Operating Officer, has been with us since 1987 and has served in all areas of operations and finance during his tenure. In addition, since 2002 we have added three senior managers in operations and merchandising, with over 20 years of experience with such leading retailers as Giorgio Armani, The Limited and Rich's. These management additions include Maria Comfort as Vice President and General Merchandise Manager for Lillie Rubin, David Desjardins as Executive Vice President and Director of Stores and Operations and Catherine McNeal as Executive Vice President and General Merchandise Manager for Cache. These additions complement our strong existing management team, six members of whom have been with us for 10 or more years.

Growth Strategy

        Our main objective is to capitalize on our distinct brand identities and differentiated merchandise offerings to accelerate our growth. We intend to do so through the following means:

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  New Unit Expansion and Remodeling. We plan to open new stores and remodel existing stores. Our new store format optimizes space, enhances merchandise displays and facilitates customer flow. The format not only increases the overall store appeal but also supports our new merchandising strategy put in place in 2001. We remodeled 13 Cache stores and 2 Lillie Rubin stores in 2002 and 16 Cache stores and 2 Lillie Rubin stores in 2003. We expect to remodel approximately 25 Cache stores in fiscal 2004, as we renew our store leases. In addition to our remodeling plans, we also intend to expand our store base. In fiscal 2002, we opened 10 new Cache stores and 3 new Lillie Rubin stores. We accelerated new store openings in fiscal 2003 with the opening of 22 new Cache and 2 new Lillie Rubin stores. Additionally, we expect to open approximately 45 new stores in fiscal 2004, comprised of 35 new Cache and 10 new Lillie Rubin stores. Based on our internal analysis, we believe that the potential exists for at least 350 Cache and 125 Lillie Rubin stores nationwide.

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  Enhance Brand Recognition. During fiscal 2002, we embarked upon an advertising campaign that renewed Cache's image and reinforced its distinct brand identity. This creative campaign encompassed print media, targeted direct mailings and outdoor advertising. Given the success of this campaign, we have continued to undertake several strategic marketing initiatives. These initiatives, which include direct mail pieces, new in-store window and table displays, and the relaunch of the Cache website, are aimed to promote the Cache brand and reward loyal customers. We have also built an extensive customer database, based on capturing our point-of-sale data since 1992, which supports our direct mail programs. In addition, in fiscal 2003 we launched a direct mail marketing campaign for the Lillie Rubin brand. We plan to continue to undertake new marketing initiatives. For example, in fiscal 2004, we plan to launch a targeted marketing campaign to our Cache prom customers, which will include a multimedia program with Seventeen, Seventeen Prom and Teen People magazines.

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  Further Improve Profitability. As we grow our business, we will continue to seek to increase our profitability. For example, we have significantly reduced the number of our suppliers and our stock keeping units. This enables us to commit to bulk fabric purchases and increases our ability to receive favorable terms and pricing from our vendors. In fiscal 2001 and 2002, we reduced the number of our vendors by approximately 24% and the number of our sportswear stock keeping units by approximately 42% compared to fiscal

    2000. In addition to increasing our gross margins, these reductions also decreased our operating costs and improved our collaboration with manufacturers. We intend to seek to further improve profitability by enhancements to our merchandising mix and merchandise sourcing. In fiscal 2003, we continued to improve profitability through a combination of sales growth, as comparable store sales increased 3% in the the 39 week period ending September 27, 2003, and higher initial markups due to favorable pricing negotiated with our vendors.

Merchandising

        Our merchandising focuses on providing a selection of sportswear and dresses extending from elegant eveningwear to day-into-evening sportswear. As a result of our short lead times of four to 12 weeks, we are able to employ a constant process of test-and-ordering that allows us to restock popular items during the same season. We also maintain a key item strategy, providing some popular and core items for longer periods to meet ongoing customer demand. New merchandise typically arrives on a weekly basis at each of our stores, giving our customers a reason to visit our stores frequently. We introduce new floor sets into each of our stores every six weeks. These new floor sets allow exciting changes in visual merchandising within both our stores and our window presentations.

Merchandise

        We design and market three general categories of merchandise:

    Sportswear. Sportswear consists of related chic tops and bottoms, versatile enough to be worn during the day or out for evening affairs.

    Dresses. Dresses range from special occasion long dresses to shorter lengths for cocktail and day-into-evening wear.

    Accessories. Accessories consist primarily of jewelry, belts and handbags intended to complement our sportswear and dress selections.

        These categories of merchandise differ in style depending on whether they are offered in our Cache or Lillie Rubin stores.

        Cache.  Cache merchandise targets fashion-conscious women who require a missy fit and are typically between the ages of 25 and 45. To appeal to these women, much of our Cache apparel offers tasteful and trendy detailing including fringe, lace, leather trim and beads. Cache's price points generally range from $60 to $300 for sportswear, $125 to $375 for dresses and $30 to $150 for accessories. The following table indicates the percentage of Cache's net sales by merchandise category for each of the last three fiscal years and for the 39 weeks ended September 28, 2002 and September 27, 2003:

	52 Weeks Ended			39 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	September 28, 2002	September 27, 2003
Sportswear	65.8%	67.0%	65.7%	60.3%	63.6%
Dresses	25.9	24.7	26.1	31.5	27.9
Accessories	8.3	8.3	8.2	8.2	8.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        Lillie Rubin.  Lillie Rubin targets women who are between the ages of 35 and 55 and desire classic, smart styles. Price points at Lillie Rubin are approximately 25% to 30% higher than at Cache. The following table indicates the percentage of Lillie Rubin's net sales by merchandise category for each of the last three fiscal years and for the 39 weeks ended September 28, 2002 and September 27, 2003:

	52 Weeks Ended			39 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	September 28, 2002	September 27, 2003
Sportswear	39.8%	39.9%	44.9%	42.6%	45.1%
Dresses	50.9	51.6	47.1	49.8	49.5
Accessories	9.3	8.5	8.0	7.6	5.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        The percentage of sales represented by dresses is typically higher in the first half of the year for both Cache and Lillie Rubin due to buying for the Easter, wedding and prom seasons.

Design

        Our apparel design and merchandising are organized around the spring and fall seasons. Our internal design and merchandising team is comprised of a designer, buyers who specialize in particular fashion classifications and executive management personnel. Following the end of a season, our design team reviews data from that season's results as well as market research, retail trends, trade shows and other resources. Based on this information, our team develops seasonal themes which will influence our exclusive designs for the following year.

        Approximately nine to 12 weeks prior to a season, we begin to coordinate with external designers at our vendors to select specific styles that reflect our themes for the upcoming season. We have established close relationships with many of our vendors, enabling us to frequently create and test new merchandise in our stores prior to the upcoming season and stay abreast of changing fashion trends and market demands. On an ongoing basis, we revise our styles or buying levels accordingly.

        We believe that our ability to offer an attractive but comfortable missy fit is crucial for our customers. Once we have identified specific designs and materials, our technical department works closely with our in-house fit model and our manufacturers through a collaborative process that tests specific measurements to ensure that the merchandise meets our high standards for fit and comfort.

        Our accessories are designed and manufactured for us by third-party vendors.

Planning

        We conduct our planning process based on our historical point-of-sale data, economic trends, seasonality and anticipated demand based on market tests. We determine at a corporate level the total number of stock keeping units and the composition by product, print, color, style and size. Our vendors are then able to negotiate bulk material purchases with their suppliers, which we believe enables us to obtain better pricing.

        Our merchandising and planning teams determine the appropriate level and type of merchandise per store and communicate that information to our vendors who drop ship the merchandise to each store. Following receipt at our stores, the merchandising staff obtains daily sales information and store-level inventory generated by our point-of-sale computer system. Based upon this data, management teams make decisions with respect to re-orders, store transfers and markdowns.

        In addition to introducing new merchandise, we employ a key item strategy whereby we maintain an inventory of core items in every store. This provides customers with a level of certainty that these items will be in stock when they visit, rather than rotating out of the store with merchandise changes. In certain situations, a store that is experiencing particularly strong sell-throughs relays the information to our management team and buyers, who in turn may add or adjust new merchandise in response to this feedback.

Sourcing and Distribution

        We employ a sourcing and distribution strategy that enhances our speed to market, allows us to respond quickly to fashion preferences and demand, and reduces inventory risk. We purchase virtually all of our merchandise from domestic vendors. Sourcing from domestic vendors provides us with short lead times ranging from four to 12 weeks from order to shipment, compared to typically much longer periods for sourcing from foreign vendors. Our five largest vendors accounted for approximately 46% of our purchases in the first 39 weeks of fiscal 2003, and our largest vendor accounted for 22% of our purchases during this period.

        Nearly all of our merchandise is drop shipped directly by our vendors to our individual stores rather than sent to a warehouse or distribution center. Drop shipping significantly decreases our distribution expenses and reduces the time required to deliver merchandise to our stores. If a customer requests an item out of stock at a specific store, we can ship the merchandise from another store to the customer by overnight or common carrier, the cost of which typically is borne by the customer.

Store Operations

Store Design and Environment

        Most of our stores range in size from approximately 1,500 to 2,500 square feet, with our typical store averaging approximately 2,000 square feet. We believe that our relatively smaller store size enables us to create a boutique-like atmosphere by providing a more intimate shopping environment and a higher level of customer service than department stores. Most of our stores are open during the same hours as the malls in which they are located, typically seven days and six nights a week.

        We have changed both our Cache and Lillie Rubin store designs and layouts to enhance their appeal to the customer, increase access to merchandise, facilitate movement throughout the store and improve our displays. Our new store designs emphasize a modern, sophisticated and well-lit atmosphere with streamlined exteriors and sleek interiors. In addition, at Cache we have moved the dressing rooms from the middle of the store to the rear, and checkout locations from the front of the store to the side. This eliminates barriers to movement throughout the store and permits greater flexibility in merchandise displays, allowing us to more effectively market our clothing.

        We began to remodel existing stores using these new designs during fiscal 2001. We remodeled 13 Cache and two Lillie Rubin stores in fiscal 2002 and 16 Cache stores and 2 Lillie Rubin stores in fiscal 2003. We expect to remodel approximately 25 Cache stores in fiscal 2004, as leases come up for renewal. Most store remodels take from four to six weeks. During this period, we typically utilize temporary locations in the mall near the existing location so that customers can continue to shop for our merchandise.

Store Management and Training

        We organize our stores into regions and districts, which are overseen by three regional vice presidents and 24 district managers, with each of our district managers typically responsible for eight to 12 stores. We typically staff our stores with two opening employees, three mid-day employees and two closing employees.

        We seek to provide our customers with superior customer service. To promote this part of our strategy, store managers and co-managers receive both salaries and performance- based bonuses. We pay sales associates and assistant managers on an hourly basis as well as performance incentives. From time to time, we offer additional incentives, such as sales contests, to both management and sales associates. Additionally, we place special emphasis on the recruitment of fashion-conscious and career-oriented sales personnel. We train most new store managers in designated training stores and train most other new store sales personnel on the job.

Existing Store Locations

        As of January 9, 2004, we operated 255 stores located in 42 states and Puerto Rico. Of these, 227 were Cache stores and 28 were Lillie Rubin stores. The following map and tables indicate our stores by location:

Cache stores:
Alabama	5	Louisiana	4	Ohio	9
Arizona	4	Maryland	5	Oklahoma	2
Arkansas	1	Massachusetts	8	Oregon	2
California	23	Michigan	6	Pennsylvania	7
Colorado	2	Minnesota	1	Rhode Island	2
Connecticut	4	Mississippi	1	South Carolina	3
Delaware	1	Missouri	2	Tennessee	5
Florida	31	Nebraska	1	Texas	18
Georgia	8	Nevada	6	Utah	1
Hawaii	2	New Hampshire	3	Vermont	1
Illinois	8	New Jersey	11	Virginia	7
Indiana	2	New Mexico	1	Washington	3
Kansas	2	New York	11	West Virginia	1
Kentucky	3	North Carolina	8	Wisconsin	1
				Puerto Rico	1
Lillie Rubin stores:
Alabama	1	Louisiana	1	Ohio	1
Arizona	1	Michigan	1	Pennsylvania	2
Colorado	1	Nevada	1	Tennessee	1
Florida	8	New Jersey	1	Texas	4
Georgia	2	North Carolina	1	Virginia	1
				Washington	1

        The following table indicates the number of stores opened and closed over the past five fiscal years and for fiscal 2003:

		Stores Opened During Fiscal Year			Stores Closed During Fiscal Year		Stores Open at End of Fiscal Year
	Stores Open at Beginning of Fiscal Year
Fiscal Year		Cache	L.R.		Cache	L.R.	Cache	L.R.	Totals
1998	169	4	12	(1)	1	0	172	12	184
1999	184	13	6		2	0	183	18	201
2000	201	8	8		1	1	190	25	215
2001	215	9	1		2	1	197	25	222
2002	222	10	3		0	1	207	27	234
2003	234	22	2		2	1	227	28	255

(1)
In 1998, we acquired the Lillie Rubin chain which consisted of 12 stores at that time.

New Store Development

        We continually review potential new locations for Cache and Lillie Rubin stores. We locate our new stores primarily in upscale shopping malls. When selecting a new site, we target high traffic locations with suitable demographics and favorable lease economics. When evaluating a new site, we also look at the principal and anchor stores in the mall, location of our store within the mall and other specialty stores located in the mall.

        Currently 26 of our 28 Lillie Rubin stores are located in malls that also contain Cache stores. We intend to locate the substantial majority of our new Lillie Rubin stores in malls containing Cache stores.

Marketing and Promotion

        Historically, we conducted limited marketing and advertising, relying on our individual store displays, mall locations and word-of-mouth to attract customers. In early fiscal 2002, we began to use a variety of media to promote our Cache brand and increase sales. We also introduced outdoor advertising in selected markets on billboards and buses, including a large campaign in Grand Central Station in New York. In fiscal 2003, we launched a direct mail marketing campaign for the Lillie Rubin brand. We expect to continue our advertising and marketing expenditures. For example, in 2004, we plan to advertise our Cache brand in magazines such as Vogue, Elle and Lucky. We also plan to launch a targeted marketing campaign to our Cache prom customers, including a multimedia program with Seventeen, Seventeen Prom and Teen People. These marketing efforts are intended to attract new customers and increase sales to existing customers.

        We use direct mail marketing campaigns for existing Cache customers. Over the past several years, we have built a database of over 2,000,000 Cache customers from our point-of-sale information system and mail approximately eight to 10 promotions per year to approximately 500,000 of our preferred customers. Our preferred customer tracking system enables us to identify and target specific customers with our mailings. We include in our mailings general discounts for frequent Cache customers as well as specific merchandise promotions targeted at individual customers. We also send e-mail notices to customers and intend to increase our use of e-mail promotions in the future.

        Our Cache and Lillie Rubin brands are supported by visual merchandising, which consists of window displays, front table layouts and various promotions. This type of marketing is an important component of our marketing and promotion strategies since our mall locations provide significant foot traffic. We make decisions regarding store displays and advertising at the corporate level, ensuring a consistent appearance and message throughout all our stores. In addition, we encourage store management to become involved in community affairs, such as participating in local charity fashion shows, to enhance brand recognition and meet potential customers. Some stores host trunk shows several times each year to present selected merchandise to customers.

        We operate a Cache website, www.cache.com. During 2002, we relaunched this website, which enhanced the ability of customers to purchase merchandise online, view currently available styles and schedule private fittings of merchandise at any Cache store.

Competition

        The market for women's social occasion sportswear, dresses and accessories is highly competitive. We compete primarily with specialty retailers of women's apparel and department stores located in the same mall or a nearby location. We believe our target customers choose to purchase apparel based on the following factors:

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  style and fashion,

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  fit and comfort,

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  customer service,

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  shopping convenience and environment and

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  value.

        We believe that our Cache and Lillie Rubin stores and merchandise have advantages over our competitors in meeting these needs.

Information Systems

        We utilize a combination of off-the-shelf and custom software applications in our point-of-sale computer system to track our sales and inventory levels on a daily basis. Each store communicates this data directly to the host system at our corporate headquarters in New York. Our systems enable us to quickly identify issues and make decisions such as redirecting merchandise shipments, adjusting prices, re-ordering based on results of test marketing and monitoring the success of promotional campaigns. In addition, our systems facilitate various administrative functions such as payroll, inventory control, merchandise transfers, special orders and price checking.

Trademarks and Service Marks

        We are the owner in the United States of the Cache and Lillie Rubin trademarks and service marks. These marks are registered with the United States Patent and Trademark Office. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Our rights to the "Cache" mark and "Lillie Rubin" mark are a significant part of our business. Accordingly, we intend to maintain these marks and the related registrations. We are unaware of any material claims of infringement or other challenges to our right to use our marks in the United States, although we have successfully brought infringement claims against third parties in the past.

Employees

        As of January 9, 2004, we had approximately 2,175 employees, of whom approximately 1,125 were full-time employees and 1,050 were part-time employees. None of these employees is represented by a labor union. We consider our employee relations to be satisfactory.

Properties

        All but a few of our 255 stores are located in shopping malls. The substantial majority of our stores contain between 1,500 and 2,500 square feet of space, with the typical store averaging 2,000 square feet. All of our stores are in leased facilities, and we typically negotiate our rental agreements based on our portfolio of store locations with a particular landlord rather than on an individual basis. Rental terms usually include a fixed minimum rent plus a percentage rent based on sales in excess of a specified amount. In addition, we generally are required to pay a charge for common area maintenance, utility consumption, promotional activities and/or advertising, insurance and real estate taxes. Several leases contain fixed escalation clauses.

        Our leases expire at various dates through 2015. The following table indicates the periods during which our leases expire.

Fiscal Years	Cache	Lillie Rubin	Totals
Present-2005	60	3	63
2006-2008	60	3	63
2009-2011	35	9	44
2012-2015	72	13	85

Totals	227	28	255

        Our corporate office is a 20,000 square foot facility located at 1440 Broadway in New York City. We lease this space under a 10-year lease through 2013 at a rate of approximately $543,000 per year.

        We contract for space in a warehouse in New Jersey on an as-needed basis to serve as a staging area for new store inventories and fixtures.

Legal Proceedings

        We are party to various lawsuits arising in the ordinary course of our business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on our liquidity or operating results.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth information concerning our executive officers, directors and key employees:

Name	Age	Position
Executive Officers and Directors
Brian Woolf	55	Chief Executive Officer and Chairman of the Board
Thomas E. Reinckens	50	President, Chief Operating Officer and Director
David Desjardins	42	Executive Vice President, Director of Stores and Operations
Catherine McNeal	44	Executive Vice President, General Merchandise Manager—Cache
Arthur S. Mintz	58	Director
Andrew M. Saul	57	Director
Joseph E. Saul	83	Director
Morton J. Schrader	71	Director
Other Key Employees
Maria Comfort	47	Vice President, General Merchandise Manager—Lillie Rubin
Victor Coster	46	Treasurer and Secretary
Lisa Decker	41	Vice President, Marketing
Margaret Feeney	45	Vice President, Finance
Clifford Gray	48	Vice President, Construction
Joanne Marselle	43	Vice President, Planning and Distribution
Caryl Paez	43	Director, Information Technologies

Executive Officers and Directors

        Brian Woolf has served as our Chief Executive Officer and Chairman of the Board since October 2000. From March 1999 to October 2000, Mr. Woolf served as Vice President and General Merchandise Manager for The Limited. From 1995 to March 1999, Mr. Woolf served as Senior Vice President and General Merchandise Manager for Caldor. Mr. Woolf has held various management positions within the retail industry over the last 30 years.

        Thomas E. Reinckens has served as our President and Chief Operating Officer since October 2000 and as a director since February 1993. Mr. Reinckens also is our current principal financial and accounting officer. Mr. Reinckens joined us in February 1987 and has held various positions throughout his tenure, most recently serving as Chief Financial Officer from November 1989 to October 2000 and Executive Vice President from September 1995 to October 2000. Mr. Reinckens has over 20 years of retail experience.

        David Desjardins has served as our Executive Vice President and Director of Stores and Operations since April 2002. From 1999 until joining us, Mr. Desjardins served in various managerial capacities at The Limited, most recently as Vice President of Express and Director of Sales and Operations at Limited Stores. From 1990 to 1999, Mr. Desjardins held various managerial positions with The Gap. Mr. Desjardins has over 15 years of retail experience.

        Catherine McNeal has served as our Executive Vice President and General Merchandise Manager for Cache since June 2003. From 1997 until joining us, Ms. McNeal served in various managerial capacities for The Limited, most recently as Vice President, Merchandising Manager for Limited Stores. Ms. McNeal has over 20 years of retail experience.

        Arthur S. Mintz has served as one of our directors since September 2002. Mr. Mintz has served as the President of Bees and Jam, Inc., an apparel manufacturer, since 1971.

        Andrew M. Saul has served as one of our directors since 1986. Mr. Saul also served as our Chairman of the Board from February 1993 to October 2000. Mr. Saul is a partner in Saul Partners, an investment partnership, a position he has held since 1986. He is the son of Joseph E. Saul.

        Joseph E. Saul has served as one of our directors since 1986. Mr. Saul is a partner in Saul Partners, a position he has held since 1986. He is the father of Andrew M. Saul.

        Morton J. Schrader has served as one of our directors since 1989. Mr. Schrader was the President of Abe Schrader Corp., a manufacturer of women's apparel, from 1968 through March 1989. Since 1989, he has been active as a real estate broker.

Other Key Employees

        Maria Comfort has served as our Vice President and General Merchandise Manager for our Lillie Rubin stores since May 2002. From 1999 until she joined us, Ms. Comfort served as Executive Vice President for Giorgio Armani. From June 1997 to 1999, Ms. Comfort served as President of 9&Co., a division of Nine West Group, Inc., a women's apparel company. Ms. Comfort's background encompasses a variety of merchandising functions, including design, manufacturing and buying. Ms. Comfort has 26 years of retail experience.

        Victor Coster has served as our Secretary since July 1991 and as our Treasurer since July 2001. Mr. Coster is responsible for all treasury and tax matters. Mr. Coster joined us in February 1991 and has held various positions, most recently as Controller from February 1997 to July 2001. Mr. Coster has over 23 years of experience in finance and accounting and has been a Certified Public Accountant since 1981.

        Lisa Decker has served as our Vice President of Marketing and Advertising since 1998 and was our Director of Marketing from 1991 until 1998. She has over 19 years of experience in marketing, advertising, sales promotion and visual merchandising within the retail industry.

        Margaret Feeney has served as our Vice President, Finance since 2001. Ms. Feeney has served in a variety of financial and operational capacities with us since 1992. Prior to joining us, Ms. Feeney served as Manager of Financial Analysis and Budgeting for Toys ‘R‘ Us and in various financial positions at Brooks Fashion Stores, a junior specialty chain. Ms. Feeney has 19 years of retail experience.

        Clifford Gray has served as our Vice President of Construction since 1999 and was our Operations Manager from 1991 to 1999. Prior to joining us, Mr. Gray served as Operations Manager with Kids ‘R‘ Us.

        Joanne Marselle has served as our Vice President of Planning and Distribution since 2000 and was our Director of Planning from 1990 to 2000. Prior to joining us, Ms. Marselle served at various times as a Planning and Distribution Analyst and a Merchandise Coordinator for both Country Road Australia and Ann Taylor. Ms. Marselle has over 20 years experience in the areas of planning and distribution.

        Caryl Paez has served as our Director of Information Technologies since he rejoined us in 1999. From 1996 to 1999, he was Director of Information Technologies for Louis Vuitton Americas. From 1992 to 1996, he served as our Director of Management Information Systems and from 1989 to 1992, as our Manager of Point of Sale Systems.

Employment Agreement

        In September 2003, we entered into a new employment agreement with Brian Woolf, our Chief Executive Officer and Chairman, which expires on January 31, 2007. Under the agreement, Mr. Woolf's annual salary during 2003 is $500,000 and he is eligible to receive annual incremental increases of $75,000 in each of the next three years contingent on our profitability, as provided for in the contract. Mr. Woolf is also eligible to participate in our bonus and stock option programs. In addition, Mr. Woolf is entitled to participate in our long-term disability coverage, health care and other benefit packages. Pursuant to the terms of his new employment agreement, if we terminate Mr. Woolf's employment prior to January 31, 2007 for any reason other than for certain circumstances described in the agreement, then until Mr. Woolf accepts other employment we are required to continue to pay him the full balance of his contract, mitigated by future employment. In the event that Mr. Woolf is terminated in connection with a change in control of Cache, as defined in the agreement, he is entitled to receive an amount equal to 18 months of his salary then in effect. The contract contains a covenant of Mr. Woolf not to solicit employees of Cache for two years and a covenant for Mr. Woolf not to compete with Cache for a minimum of one year.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information as of January 9, 2004 regarding the beneficial ownership of:

  •
  the selling stockholders,

  •
  each of our directors,

  •
  our named executive officers and

  •
  each person known to us to beneficially own 5% or more of our common stock.

        This information assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each stockholder listed in the table is c/o Cache, Inc., 1440 Broadway, New York, New York 10018.

	Shares Beneficially Owned Prior To Offering			Shares Beneficially Owned After Offering
			Shares Being Offered(1)
Name and Address	Number	Percent		Number	Percent
Andrew M. Saul 9 West 57th Street New York, NY 10019(2)	3,664,128	36.7%	869,812	2,039,128	20.0%
Joseph E. Saul 9 West 57th Street New York, NY 10019(3)	3,664,128	36.7%	150,000	2,039,128	20.0%
Norma G. Saul 9 West 57th Street New York, NY 10019(4)	3,664,128	36.7%	0	2,039,128	20.0%
Trust f/b/o
Jennifer B. Saul 9 West 57th Street New York, NY 10019(5)	302,594	3.0%	302,594	0	*
Trust f/b/o
Kimberly E. Saul 9 West 57th Street New York, NY 10019(6)	302,594	3.0%	302,594	0	*
Jane Saul Berkey	344,046	3.5%	175,000	169,046	1.7%
Arthur S. Mintz 70 West 36th Street New York, NY 10018	0	*	0	0	*
Morton J. Schrader 200 Park Avenue 16th Floor New York, NY 10166	13,000	*	0	13,000	*
Thomas E. Reinckens(7)	146,469	1.4%	0	146,469	1.4%
Brian Woolf(8)	122,750	1.2%	0	122,750	1.2%
David Desjardins	0	*	0	0	*
Catherine McNeal	0	*	0	0	*
Gilder Gagnon, Howe & Co. LLC 1775 Broadway, 26th floor New York, NY 10019(9)	630,377	6.3%	0	630,377	6.2%
All Current Executive Officers and Directors as a Group (eight persons)	3,946,347	38.9%	1,019,812	2,321,347	22.4%

*
Less than 1% of the outstanding shares of common stock.

(1)
In the event the underwriters exercise the over-allotment option, Norma Saul will sell an additional 80,000 shares of our common stock, Mr. Woolf will sell 120,000 shares of our common stock and Mr. Reinckens will sell 100,000 shares of our common stock.

(2)
Represents (a) 1,420,232 shares held directly by Andrew Saul, 869,812 of which are being sold in this offering, (b) 2,088,896 shares beneficially owned by Joseph Saul, Andrew Saul's father, including 605,188 shares held by two trusts selling shares in this offering (see Notes 5 and 6 below), (c) 900,400 shares held by Norma Saul, Andrew Saul's mother, and (d) 5,000 shares held by the Denise and Andrew Saul Foundation. All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of these shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name.

(3)
Represents (a) 718,308 shares held directly by Joseph Saul, 150,000 of which will be transferred to a charitable organization prior to the consummation of this offering, and sold by such charitable organization in this offering, (b) 900,400 shares held by Norma Saul, Joseph Saul's wife, (c) 1,425,232 shares beneficially owned by Andrew Saul, Joseph Saul's son, 869,812 of which are held directly by Andrew Saul and are being sold in this offering, and 5,000 of which are held by the Andrew Saul Foundation, (d) 302,594 shares held by the 85 J. Saul Trust, of which Joseph Saul is a trustee, all of which are being sold in this offering (see Note 5 below), (e) 302,594 shares held by the 85 K. Saul Trust, of which Joseph Saul is a trustee, all of which are being sold in this offering (see Note 6 below) and (f) 15,000 shares held by the Joseph E. and Norma G. Saul Foundation, of which Joseph Saul is a director. All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of these shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name.

(4)
Represents (a) 900,400 shares held directly by Norma Saul, (b) 733,308 shares beneficially owned by Joseph Saul, Norma Saul's husband, (c) 1,425,232 shares held by Andrew Saul, Norma Saul's son, 869,812 of which are held directly by Andew Saul and are being sold in this offering and 5,000 shares held by the Denise and Andrew Saul Foundation, of which Joseph Saul is a director, (d) 302,594 shares held by the 85 J. Saul Trust, of which Norma Saul is a trustee, all of which are being sold in this offering (see Note 5 below), and (e) 302,594 shares held by the 85 K. Saul Trust, of which Norma Saul is a trustee, all of which are being sold in this offering (see Note 6 below). All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of these shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name.

(5)
Represents 302,594 shares held by the 85 J. Saul Trust pursuant to a Trust Agreement dated March 28, 1985, all of which are being sold in this offering.

(6)
Represents 302,594 shares held by the 85 K. Saul Trust pursuant to a Trust Agreement dated March 28, 1985, all of which are being sold in this offering.

(7)
Includes options to acquire 72,750 shares of our common stock.

(8)
Includes options to acquire 93,750 shares of our common stock.

(9)
Information is based solely on the most recent Schedule 13G filed by the holder with the SEC.

UNDERWRITING

General

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Piper Jaffray & Co.
Brean Murray & Co., Inc.
First Albany Capital Inc.

Total	2,000,000

        Of the 2,000,000 shares to be purchased by the underwriters, 200,000 shares will be purchased from us and 1,800,000 shares will be purchased from the selling stockholders.

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

        Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                               .

Over-Allotment Option

        Some of the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 300,000 additional shares of our common stock at the public offering price, less the underwriting discount and commissions payable by them, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $           per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $         per share of common stock, to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds to the selling stockholders

Indemnification of Underwriters

        We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        The underwriters will require our officers (other than Mr. Desjardins and Ms. McNeal), directors (other than Messrs. Schrader and Mintz) and the selling stockholders, including their affiliates, to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of the initial filing of the registration statement, of which this prospectus is a part.

        We have agreed that for a period of 90 days after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered by us in this offering, shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under our 1994 Stock Option Plan, 2000 Stock Option Plan and 2003 Stock Option Plan.

Nasdaq Stock Market Listing

        Our common stock is quoted on the Nasdaq Stock Market under the symbol "CACH."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.  Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. Covered short sales are made in an amount not greater than the underwriters' option to purchase additional shares from some of the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they must reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may occur on the Nasdaq Stock Market or otherwise. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for us by Akerman Senterfitt, Miami, Florida. Certain other legal matters in connection with the offering will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

        The consolidated financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants. We have incorporated these financial statements and schedule herein in reliance upon their reports. We have been unable to obtain the written consent of Arthur Andersen to our naming it as an expert and as having audited the consolidated financial statements and incorporating by reference its audit report in this prospectus, as Arthur Andersen has ceased conducting operations. Accordingly, it is highly unlikely that you will be able to recover damages from Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

        We changed certifying accountants from Arthur Andersen to KPMG LLP effective June 12, 2002 and Arthur Andersen was dismissed as our principal accountant on that date. Arthur Andersen's reports on our financial statements for the prior fiscal year did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by our board of directors. During fiscal 2001 and the subsequent interim period prior to such change in accountants, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During our 2000 and 2001 fiscal years and subsequent interim periods prior to such change in accountants, there occurred none of the "reportable events" listed in Item 304(a)(1)(v)(A-D) of Regulation S-K. We have requested and received from Arthur Andersen the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16.1 to our report on Form 8-K filed on June 17, 2002), and state that Arthur Andersen agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K.

        Our consolidated financial statements and schedule as of December 28, 2002 and December 29, 2001, and for each of the years in the two-year period ended December 28, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, please refer to the registration statement and its exhibits. Our SEC filings may be inspected and copied at the SEC's Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents can be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These SEC filings are also available from the SEC's web site at http://www.sec.gov. More information about us can be obtained by visiting our web site at http://www.cache.com.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering described in this prospectus:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 28, 2002,

  •
  our amended Annual Report on Form 10-K/A for the fiscal year ended on December 28, 2002,

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2003,

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2003,

  •
  the "Description of Capital Stock" section contained in our Registration Statement on Form S-2/A filed with the SEC on July 9, 2003,

  •
  our Definitive Proxy Statement filed with the SEC on October 6, 2003,

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2003, and

  •
  our amended Quarterly Report on Form 10-Q/A for the quarterly period ended September 27, 2003.

        Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Victor J. Coster, Secretary, Cache, Inc., 1440 Broadway, New York, New York 10018; (212) 575-3200.

pursue. parade. provoke.
1.800.788.CACHE www.cache.com
CACHÉ
YOU'VE BEEN WARNED

entice. explore. excite.
1.800.788.CACHE www.cache.com
CACHÉ
YOU'VE BEEN WARNED

2,000,000 Shares
Common Stock

Thomas Weisel Partners LLC
Piper Jaffray
Brean Murray & Co., Inc.
First Albany Capital

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table indicates the expenses we will incur in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee and the NASD fee.

SEC registration fee	$4,760
NASD fee	6,384
Accounting fees and expenses	50,000
Legal fees and expenses	150,000
Printing and engraving	100,000
Transfer agent fees and expenses	10,000
Blue sky fees and expenses	5,000
Miscellaneous expenses	48,856

Total	$375,000

Item 15. Indemnification of Directors and Officers.

        Article VIII of our Articles of Incorporation, as amended, provides that we shall, to the extent permitted by law, (a) indemnify and hold harmless each person serving as a director or officer for us or, at our request, as a director or officer of any other corporation, against any claim or liability arising from service in such capacity, and (b) reimburse any such person for all costs, legal and other expenses reasonably incurred by such person in connection with any claim or liability for which such person is adjudged liable to the extent permitted by law. Article VIII further provides that nothing contained therein will restrict us from indemnifying or reimbursing any such person in a proper case although not specifically provided for therein.

        Our authority to indemnify our officers and directors is governed by Section 607.0850 of the Florida 1989 Business Corporation Act, which permits a corporation to indemnify any person serving as a director, officer, employee, or agent of such corporation or, at the request of such corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an "Indemnified Person"), against liability to third parties or associated expense arising from his service in that capacity if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also permits a corporation to indemnify an Indemnified Person against liability in derivative actions if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, except that, unless court approval is obtained, no Indemnified Person may be indemnified in respect of a matter to which it is adjudged to be liable. Except in cases where the Indemnified Person has been successful on the merits or otherwise in the defense of the action, the determination that the applicable standard for indemnification has been met must be made by: (a) a majority vote of a quorum of disinterested directors; (b) a majority vote of a committee designated by the board of directors consisting of two or more disinterested directors; (c) independent legal counsel (i) selected by the board of directors prescribed in (a) above or the committee prescribed in (b) above, or (ii) if a quorum of directors cannot be obtained for (a) above and the committee cannot be designated under (b) above, selected by a majority vote of the full board of directors; or (d) a majority vote of a quorum of disinterested shareholders, or, if no such quorum is obtainable, by a majority vote of disinterested shareholders. A corporation is authorized to make such further indemnification of Indemnified Persons as is authorized by law, by-law, agreement, vote of shareholders or disinterested directors or otherwise, unless a judgment or other final adjudication establishes that his actions, or omission to act, were material to the cause of action so adjudicated and constitute: (a) a violation of criminal law unless the Indemnified Person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the Indemnified Person derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Sec. 607.0834 (with respect to liability of directors for unlawful distributions) are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of a corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. A corporation may procure insurance for Indemnified Persons against liability whether or not it would have the power to indemnify against such liability under Section 607.0850. Provision is also made for the advancement of expenses prior to final disposition, subject to repayment unless the Indemnified Person is ultimately determined to be entitled to indemnification. Provision is also made that unless the corporation's articles of incorporation provide otherwise, under certain circumstances, a court may order indemnification and advancement of expenses, notwithstanding the failure of a corporation to provide indemnification and despite any contrary determination of the board or of the shareholders in a particular case.

        The Florida 1989 Business Corporation Act provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the liability provisions of Section 607.0834 (with respect to liability of directors for unlawful distribution) are applicable; (4) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

        We maintain a standard form of directors and officers' liability insurance policy which provides coverage to our directors and officers for certain liabilities.

Item 16. Exhibits and Financial Statement Schedules.

        a. Exhibits

1.1	Form of Underwriting Agreement (previously filed)
5.1	Form of Opinion of Akerman Senterfitt
10.1	Employment Agreement effective as of September 30, 2003 between Cache, Inc. and Brian P. Woolf (previously filed)
23.1	Consent of KPMG LLP
23.2	Notice regarding lack of consent of Arthur Andersen LLP (1)
24	Power of Attorney (previously filed)

(1)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, as of January 13, 2004.

CACHE, INC.
By:	/s/ BRIAN WOOLF Brian Woolf Chairman of the Board & Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated, on the 13th day of January, 2004.

Name and Signature	Title	Date

/s/ BRIAN WOOLF Brian Woolf	Chairman of the Board/ Chief Executive Officer	January 13, 2004
/s/ THOMAS E. REINCKENS Thomas E. Reinckens	President/Chief Operating Officer/Director (principal financial and accounting officer)	January 13, 2004
* Arthur S. Mintz	Director	January 13, 2004
* Andrew M. Saul	Director	January 13, 2004
* Joseph E. Saul	Director	January 13, 2004
* Morton J. Schrader	Director	January 13, 2004
*By:	/s/ THOMAS E. REINCKENS Thomas E. Reinckens Attorney-in-fact

INDEX TO EXHIBITS

Exhibits and Financial Statement Schedules

a.
Exhibits

1.1	Form of Underwriting Agreement (previously filed)
5.1	Form of Opinion of Akerman Senterfitt
10.1	Employment Agreement effective as of September 30, 2003 between Cache, Inc. and Brian P. Woolf (previously filed)
23.1	Consent of KPMG LLP
23.2	Notice Regarding Lack of Consent of Arthur Andersen LLP(1)
24	Power of Attorney (previously filed)
(1)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Other Company Information
Recent Developments
Business Strategy
Growth Strategy
The Offering
Summary Consolidated Financial and Operating Data (In thousands, except per share and operating data)
RISK FACTORS
Risks Related to Our Business and Industry
Risks Related to Arthur Andersen LLP
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION (In thousands, except share and per share amount)
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS